UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Flagstone Reinsurance Holdings Limited
(Name of Issuer)

Common Shares (par value $0.01 per share)
(Title of Class of Securities)

G3529T105
(CUSIP Number)

December 31, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)

☐           Rule 13d-1(c)

☒           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G3529T105	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Haverford (Bermuda) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,934,109 common shares
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 2,934,109 common shares
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,934,109 common shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.5%*
12	TYPE OF REPORTING PERSON (See Instructions) CO

* Based on 82,985,219 outstanding common shares, which is the total number of shares issued and outstanding as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2009.

CUSIP No.	G3529T105	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mark J. Byrne
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 9,923,760 common shares*
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 9,923,760 common shares*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,923,760 common shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.0%**
12	TYPE OF REPORTING PERSON (See Instructions) IN

* Mr. Byrne has provided capital to Haverford (Bermuda) Ltd., and he may be deemed to have investment or voting control and may be deemed to beneficially own 2,718,604 common shares of the Issuer held of record by Haverford (Bermuda) Ltd. These shares represent the indirect proportionate interest of Mr. Byrne in the 2,934,109 common shares of the Issuer held of record by Haverford (Bermuda) Ltd. These shares are held through a trust for the benefit of others and Mr. Byrne therefore disclaims beneficial ownership of these common shares. IAL FSR Limited owns 7,155,156 common shares of the Issuer, which it holds for the benefit of a company which is owned by a trust for which Mr. Byrne acts as the settlor. Mr. Byrne disclaims beneficial ownership of these shares. Rebecca Byrne, Mr. Byrne’s wife, is the record holder of 50,000 common shares of the Issuer which were purchased through the Directed Share Program in connection with the initial public offering of common shares of the Issuer. Mr. Byrne disclaims beneficial ownership of these shares.

** Based on 82,985,219 outstanding common shares, which is the total number of shares issued and outstanding as reported on the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2009.

CUSIP No.	G3529T105	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David A. Brown
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 10,000 common shares*
	6	SHARED VOTING POWER 297,940 common shares*
	7	SOLE DISPOSITIVE POWER 10,000 common shares*
	8	SHARED DISPOSITIVE POWER 297,940 common shares*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 307,940 common shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4%**
12	TYPE OF REPORTING PERSON (See Instructions) IN

* Mr. Brown has provided capital to Haverford (Bermuda) Ltd., and he may be deemed to have investment or voting control and may be deemed to beneficially own 215,505 common shares of the Issuer held of record by Haverford (Bermuda) Ltd. These common shares represent the indirect proportionate interest of Mr. Brown in the 2,934,109 common shares of the Issuer held of record by Haverford (Bermuda) Ltd. These common shares are held through a trust for the benefit of others and Mr. Brown therefore disclaims beneficial ownership of these common shares. In addition, Mr. Brown acts as the settlor of a trust that is the owner of Leyton Limited, and Leyton Limited is the record holder of 82,435 common shares of the Issuer, and Mr. Brown disclaims beneficial ownership of these shares.

** Based on 82,985,219 outstanding common shares, which is the total number of shares issued and outstanding as reported on the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2009.

Item 1.

    Item 1(a) Name of Issuer:

Flagstone Reinsurance Holdings Limited

Item 1(b) Address of Issuer’s Principal Executive Offices:

Crawford House
23 Church Street
Hamilton HM11, Bermuda

Item 2.
    Item 2(a) Name of Persons Filing:

(i) Haverford (Bermuda) Ltd., a Bermuda Company
(ii) Mark J. Byrne, an Irish citizen
(iii) David A. Brown, a United Kingdom citizen

    Item 2(b) Address of Principal Business Office or, if none, Residence:

c/o Haverford (Bermuda) Ltd.
Crawford House
23 Church Street
Hamilton, HM11, Bermuda

    Item 2(c) Citizenship:

Each of the entities or persons identified in 2(a) above is a company or an individual organized under the laws of the jurisdiction, or is a citizen of the jurisdiction, as applicable, set forth opposite such entity’s or person’s name.

    Item 2(d) Title of Class of Securities:

Common shares, par value $0.01 per share (the “common shares”)

    Item 2(e) CUSIP Number:

G3529T105

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act

(b) [ ] Bank as defined in section 3(a)(6) of the Act

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940

(e) [ ] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E)

(f) [ ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F)

(g) [ ] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G)

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

(j) [ ] A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J)

(k) [ ] Group, in accordance with §240.13d-1(b)(1)(ii)(K)

Not applicable

Item 4.       Ownership

    Item 4(a) Amount beneficially owned:

(i)	Haverford (Bermuda) Ltd. is the record holder of 2,934,109 common shares of the Issuer.

(ii)
Mr. Byrne has provided capital to Haverford (Bermuda) Ltd., and he may be deemed to have investment or voting control and may be deemed to beneficially own 2,718,604 common shares of the Issuer held of record by Haverford (Bermuda) Ltd. These shares represent the indirect proportionate interest of Mr. Byrne in the 2,934,109 common shares of the Issuer held of record by Haverford (Bermuda) Ltd. These shares are held through a trust for the benefit of others and Mr. Byrne therefore disclaims beneficial ownership of these common shares. IAL FSR Limited owns 7,155,156 common shares of the Issuer, which it holds for the benefit of a company which is owned by a trust for which Mr. Byrne acts as the settlor. Mr. Byrne disclaims beneficial ownership of these shares. Rebecca Byrne, Mr. Byrne’s wife, is the record holder of 50,000 common shares of the Issuer which were purchased through the Directed Share Program in connection with the initial public offering of common shares of the Issuer. Mr. Byrne disclaims beneficial ownership of these shares.

(iii)
Mr. Brown has provided capital to Haverford (Bermuda) Ltd., and he may be deemed to have investment or voting control and may be deemed to beneficially own 215,505 common shares of the Issuer held of record by Haverford (Bermuda) Ltd. These common shares represent the indirect proportionate interest of Mr. Brown in the 2,934,109 common shares of the Issuer held of record by Haverford (Bermuda) Ltd. These common shares are held through a trust for the benefit of others and Mr. Brown therefore disclaims beneficial ownership of these common shares. In addition, Mr. Brown acts as the settlor of a trust that is the owner of Leyton Limited, and Leyton Limited is the record holder of 82,435 common shares of the Issuer, and Mr. Brown disclaims beneficial ownership of these shares. Mr. Brown directly holds 10,000 common shares.

    Item 4(b) Percent of Class*:

(i)           Haverford (Bermuda) Ltd.: 3.5%

(ii)           Mark J. Byrne: 12.0%

(iii)           David A. Brown: 0.4%

* Based on 82,985,219 outstanding common shares, which is the total number of shares issued and outstanding as reported on the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2009.

Item 4(c) Number of shares as to which such person has:

(i)            Sole power to vote or to direct the vote:

Haverford (Bermuda) Ltd.: 2,934,109

Mark J. Byrne*: 0

David A. Brown**: 10,000

(ii)           Shared power to vote or to direct the vote:

Haverford (Bermuda) Ltd.: 0

Mark J. Byrne*: 9,923,760

David A. Brown**: 297,940

(iii)          Sole power to dispose or to direct the disposition of:

Haverford (Bermuda) Ltd.: 2,934,109

Mark J. Byrne*: 0

David A. Brown**: 10,000

(iv)           Shared power to dispose or to direct the disposition of:

Haverford (Bermuda) Ltd.: 0

Mark J. Byrne*: 9,923,760

David A. Brown**: 297,940

*Mr. Byrne has provided capital to Haverford (Bermuda) Ltd., and he may be deemed to have investment or voting control and may be deemed to beneficially own 2,718,604 common shares of the Issuer held of record by Haverford (Bermuda) Ltd. These shares represent the indirect proportionate interest of Mr. Byrne in the 2,934,109 common shares of the Issuer held of record by Haverford (Bermuda) Ltd. These shares are held through a trust for the benefit of others and Mr. Byrne therefore disclaims beneficial ownership of these common shares. IAL FSR Limited owns 7,155,156 common shares of the Issuer, which it holds for the benefit of a company which is owned by a trust for which Mr. Byrne acts as the settlor. Mr. Byrne disclaims beneficial ownership of these shares. Rebecca Byrne, Mr. Byrne’s wife, is the record holder of 50,000 common shares of the Issuer which were purchased through the Directed Share Program in connection with the initial public offering of common shares of the Issuer. Mr. Byrne disclaims beneficial ownership of these shares.

**Mr. Brown has provided capital to Haverford (Bermuda) Ltd., and he may be deemed to have investment or voting control and may be deemed to beneficially own 215,505 common shares of the Issuer held of record by Haverford (Bermuda) Ltd. These common shares represent the indirect proportionate interest of Mr. Brown in the 2,934,109 common shares of the Issuer held of record by Haverford (Bermuda) Ltd. These common shares are held through a trust for the benefit of others and Mr. Brown therefore disclaims beneficial ownership of these common shares. In addition, Mr. Brown acts as the settlor of a trust that is the owner of Leyton Limited, and Leyton Limited is the record holder of 82,435 common shares of the Issuer, and Mr. Brown disclaims beneficial ownership of these shares. Mr. Brown directly holds 10,000 common shares.

Item 5.       Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [  ].

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

See Item 4(a) above.

Item 7.       Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.       Identification and Classification of Members of the Group

Not applicable. Each of the reporting persons expressly disclaims membership in a “group” as defined in Rule 13d-5 of the Exchange Act.

Item 9.       Notice of Dissolution of Group

Not applicable.

Item 10.     Certifications

    Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 25, 2010

Haverford (Bermuda) Ltd.,

By:	/s/ Mark J. Byrne
	Name:	Mark J. Byrne
	Title:	Chairman

By:	/s/ Mark J. Byrne
	Name:	Mark J. Byrne

By:	/s/ David A. Brown
	Name:	David A. Brown

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the common shares of Flagstone Reinsurance Holdings Limited.

Date:  February 25, 2010

Haverford (Bermuda) Ltd.,

By:	/s/ Mark J. Byrne
	Name:	Mark J. Byrne
	Title:	Chairman

By:	/s/ Mark J. Byrne
	Name:	Mark J. Byrne

By:	/s/ David A. Brown
	Name:	David A. Brown